

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48295

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Bridgeford Group (NY), Inc. (A Wholly-Owned Subsidiary of The Bridgeford Group, Inc. - an IBJ Company)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Haruhiko Masuda — 212-705-0883 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

THE BRIDGEFORD GROUP (NY), INC.
(A Wholly-Owned Subsidiary of
The Bridgeford Group, Inc. - an IBJ Company)
(S.E.C. I.D. No. 8-48295)

STATEMENT OF FINANCIAL CONDITION AS
OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Bridgeford Group (NY), Inc.
(A Wholly-Owned Subsidiary of The Bridgeford Group, Inc. - an IBJ Company)

We have audited the accompanying statement of financial condition of The Bridgeford Group (NY), Inc. (a wholly-owned subsidiary of The Bridgeford Group, Inc. - an IBJ Company) (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement present fairly, in all material respects, the financial position of The Bridgeford Group (NY), Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 19, 2002

THE BRIDGEFORD GROUP (NY), INC.
(A Wholly-Owned Subsidiary of The Bridgeford Group, Inc. - an IBJ Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

INTEREST-BEARING DEPOSITS WITH AFFILIATES	$ 11,419,027
SECURITIES OWNED - At market value	9,081,967
INTEREST RECEIVABLE FROM AFFILIATES	3,416
OTHER ASSETS	164,575
TOTAL ASSETS	$ 20,668,985

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 415,915
Payable to Parent	459,479
Total liabilities	875,394
STOCKHOLDER'S EQUITY:	
Common stock, 100 shares of no par value each, authorized and outstanding	1,000,000
Additional paid-in capital	18,172,327
Retained Earnings	621,264
Total stockholder's equity	19,793,591
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 20,668,985

See notes to statement of financial condition.

THE BRIDGEFORD GROUP (NY), INC.
(A wholly-owned subsidiary of The Bridgeford Group, Inc. - an IBJ Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2001

1. GENERAL

The Bridgeford Group (NY), Inc. (the "Company") is a wholly-owned subsidiary of The Bridgeford Group, Inc. (the "Parent"). The Bridgeford Group, Inc. is a wholly-owned subsidiary of The Industrial Bank of Japan, Limited ("IBJ"). The Company operates as a registered broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and engages in the business of providing advice on merger, acquisition, divestiture, advisory and financing transactions, furnishing valuation services, and rendering fairness opinions in connection with merger, acquisition and similar transactions.

Financial instruments are carried at fair value or at amounts which approximate fair value. Interest-bearing deposits with affiliates, receivables and payables are all carried at cost which approximates fair value. Securities owned are stated at market value.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies followed by the Company are as follows:

a. *Securities Owned* - Securities transactions are recorded on a trade date basis and are valued at market. Accrued interest is included in results of operations.

b. *Income Taxes* - The Company is part of The Bridgeford Group, Inc. which files a consolidated Federal income tax return. The Company utilizes the asset and liability method for accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109").

c. The financial statement is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2001. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statement are prudent and reasonable. Actual results could differ materially from those estimates.

3. SECURITIES OWNED AND INTEREST-BEARING DEPOSITS WITH AFFILIATES

Interest-bearing deposits are placed exclusively with IBJ affiliate banks. Securities owned are comprised of U.S. Government Agency securities.

4. INCOME TAXES

The Company has a deferred tax asset of $710,000, which is attributable to the tax benefit of a capital loss carryforward which expires after 2002, depreciation and deferred compensation not deducted for tax purposes. The Company has established a valuation allowance of $505,000 against the deferred tax asset since in the opinion of management it is more likely than not that the benefit resulting from this portion of the asset will not be realized. Pursuant to an agreement with the Parent, the Company treats temporary differences as current and offsets them with other intercompany balances with the Parent.

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001 the Company entered into various transactions, primarily in the administration of its investments with IBJ and IBJ Whitehall Bank & Trust Company ("Whitehall Bank & Trust"). Accounts payable and accrued liabilities include $3,060 payable to Whitehall Bank & Trust, principally for investment management services.

6. PROFIT SHARING PLAN

Effective October 1, 1995, the Company began participating in the Employee Profit Sharing Plan (the "Plan") of an affiliate. All employees of the Company are eligible to participate in the Plan. Participants vest in the Plan over a seven-year period. The Plan provides for benefits to be paid upon retirement, death, disability or termination of service. Contributions by the Company to the Plan are determined in accordance with the terms of the Plan and are based on the compensation of the Company's employees or the income of the affiliate, as defined.

7. COMMITMENTS AND CONTINGENCIES

The Company is obligated to make minimum lease payments under office lease agreements. These lease agreements includes provisions for escalation and provides certain rent incentives over the initial years of the lease. The Company has subleased some of its space to a third party that approximates the Company's future lease commitment payments related to the space subleased. This sublease income is not included in the following future lease commitment payments.

The minimum lease obligation at December 31, 2001 is as follows:

Year Ending December 31,	Minimum Annual Rental
2002	$ 212,473
2003	209,230
2004	209,230
2005	209,230
2006	209,230
Thereafter	69,743
	$ 1,119,136

8. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2001, the Company had net capital and a minimum net capital requirement of $8,206,573, and $58,360, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 19, 2002

The Bridgeford Group (NY), Inc.
(A Wholly-Owned Subsidiary of
The Bridgeford Group, Inc. - an IBJ Company)
399 Park Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of The Bridgeford Group (NY), Inc. (a wholly-owned subsidiary of The Bridgeford Group, Inc. - an IBJ Company) (the "Company") for the year ended December 31, 2001 on which we issued our report dated February 19, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17-a13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management of The Bridgeford Group (NY), Inc., the Securities Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP